

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2022

Yifan Li
Chief Executive Officer
Hesai Group
9th Floor, Building L2-B
1588 Zhuguang Road, Qingpu District
Shanghai 201702
People's Republic of China

>   **Re: Hesai Group**
>   **Amendment No. 5 to Draft Registration Statement on Form F-1**
>   **Submitted November 18, 2022**
>   **CIK No. 0001861737**

Dear Yifan Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 8, 2022.

Amendment No. 5 to Draft Registration Statement on Form F-1

Summary Combined and Consolidated Financial Data, page 18

1.   We note your response to prior comment 3. Please ensure you update your pro forma calculation through the effectiveness date of your IPO to reflect the service conditions that will be met as of this date.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 77

2.   We note your response to prior comment 5. Please confirm that there have not been any material changes to the selling prices, costs, and gross margins relating to the shipments that were made subsequent to the most recent reporting period and the remaining projected shipments for 2022.   Ensure that you update your disclosures through the effectiveness date of your IPO.

Inflation, page 99

3.   Your disclosure indicates that you expect higher inflation in the United States would increase your supply chain cost as you import some of your materials and components from the United States. Please clarify the percentage of your cost of revenues and operating expenses that are sourced from the United States.

Combined and Consolidated Financial Statements for the Years Ended December 31, 2019, 2020 and 2021
Notes to Combined and Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Convenience translation, page F-19

4.   You disclose that your convenience translation was calculated using exchange rates as of June 30, 2022. Please revise to use the exchange rate as of the most recent balance sheet date included in the filing except that a rate as of the most recent practicable date shall be used if materially different. Refer to Rule 3-20(b)(1) of Regulation S-X.

Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2021 and 2022
Notes to the Unaudited Condensed Consolidated Financial Statements
4. Accounts Receivable, Net, page F-58

5.   We note your disclosure on page 91 that your accounts receivable, contract assets, and amounts due from related parties turnover days increased to 104 days in the nine months ended September 30,2022 due to the expansion of your customer base, which includes larger customers that prefer longer payment cycles. We also note that two customers accounted for 54.7% of your accounts receivable balance as of September 30, 2022. Please expand your disclosure to include a discussion of the risk characteristics relevant to these customers as well as the remainder of your portfolio. Clarify how you took into account changes in your portfolio composition in determining expected credit losses. Refer to ASC326-20-50-11.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yuting Wu, Esq.